EXHIBIT 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

EATON VANCE MUNICIPAL BOND FUND

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$157,817,764.33	0.00014760	$23,293.90

Fees Previously Paid	$155,825,475.15 (a)		$22,999.84

Total Transaction Valuation	$157,817,764.33

Total Fees Due for Filing			$23,293.90(b)

Total Fees Previously Paid			$22,999.84(b)

Total Fee Offsets			-

Net Fee Due			$294.06

(a)	Previously calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $22,999.84 was paid in connection with the filing of the Schedule TO-I by Eaton Vance Municipal Bond Fund (File No. 005-85179) on June 7, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $147.60 per $1,000,000 of the transaction value.